ADAMS AND REESE LLP

December 18, 2017
Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed November 7, 2017
File No. 333-221402

Dear Ms. Hayes:
On behalf of Cumberland Pharmaceuticals Inc. (“Cumberland” or the “Company”), we are responding to comments of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Staff dated November 17, 2017 (the “November 17, 2017 Letter”), with respect to the above-referenced Registration Statement on Form S-3 (the “S-3”).

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in your letter. Cumberland’s response follows each applicable comment or request.

Form S-3 Filed November 7, 2017
Cover Page

1.
Footnote (1) of your Calculation of Registration Fee table states that "separate consideration may or may not be received for the securities being registered...." To the extent that separate consideration is to be received, please confirm that the maximum aggregate amount of such consideration is included in the maximum aggregate offering price of $100,000,000 million of all securities sold.

Response: The maximum aggregate amount of consideration is included in the maximum aggregate offering price of $100,000,000.00 for all securities sold.

2.
Footnote (3) of your Calculation of Registration Fee table indicates that your common stock includes preferred share purchase rights, which may be triggered by certain prescribed events. Please revise your filing to register these rights, describe the rights as required by Item 202 of Regulation S-K, incorporate by reference the Form 8-A relating to the rights, and file any agreements related to the rights as exhibit to the registration statement. Please also have counsel revise the legal opinion to provide an opinion that the rights are binding obligations of the registrant under the state law governing the rights.

Response: The Company has amended page 7 and 8 of the registration statement to add a description of the existing Series A Preferred Stock and Exhibit 4.2 was added with the detailed terms. There are no preferred share purchase rights included in the offering. The Company has amended Footnote (3) to the Calculation of Registration Fee to reflect this correction and the Legal Opinion has been amended to reflect this correction too. There are no preferred stock purchase rights and no preferred stock purchase rights agreements.
Information Incorporated by Reference, page 22

3.	Please incorporate by reference your Forms 8-K filed on January 13, 2017, January 20, 2017, February 3, 2017, and February 10, 2017.

Response: The Company has amended page 23 and S-11 of the registration statement to incorporate by reference the Form 10-Q for the quarter ended September 30, 2017, filed on November 8, 2017; Form 8-K filed by the Company on January 13, 2017, January 20, 2017, February 3, 2017 and February 10, 2017.

In addition the Company has amended page 23 and S-11 of the registration statement to incorporate by reference the Form 8-K filed by the Company on November 8, 2017 and December 8, 2017.

Plan of Distribution, page S-9

4.	Please revise your sales agreement prospectus supplement to clarify that B. Riley FBR "is" or "will be deemed" rather than "may be deemed" an underwriter.

Response: The Company has amended page S-9 of the registration statement to incorporate the change request by adding the phrase B. Riley FBR “will be deemed” to be an underwriter.

5.
You state in the prospectus supplement that B. Riley FBR may effect sales "to or through dealers." Please tell us whether this sales method satisfies the "at the market offering" definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

Response: The Company has amended page S-9 of the registration statement to delete the sentence; “B. Riley FBR may also effect sales to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from B. Riley FBR and/or purchasers of shares of common stock from whom they may act as agent or to whom they may sell as principal.”
We have also updated the date and amount being used as the closing price for the company’s common stock, as reported by Nasdaq has been updated to use December 12, 2017 and a price of $7.48 per share. That has changed the cover page of the Registration Prospectus, the cover page for the Common Shares Prospectus and page S-4. With that change, the dilution discussion on page S-5 and S-8 had corresponding changes. In addition, there were some minor changes to the Index to Exhibits, to reflect the amendments discussed above. Finally, there were changes to the signature page to reflect signature as Power of Attorney.

We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (601) 292-0745.

Sincerely,

ADAMS AND REESE, LLP

/s/ Phillip Buffington, Jr.
Phillip Buffington, Jr.

cc:	Mr. A.J. Kazimi
Chief Executive Officer
Cumberland Pharmaceuticals, Inc.
Mr. Michael Bonner
Chief Financial Officer
Cumberland Pharmaceuticals, Inc.